EXHIBIT 99.7

KPMG LLP
205 5th Avenue SW
Suite 3100
Calgary AB T2P 4B9
Telephone (403) 691-8000
Fax (403) 691-8008
www.kpmg.ca

Consent of Independent Registered Public Accounting Firm

The Board of Directors of Pembina Pipeline Corporation

We consent to the use of our reports, each dated February 21, 2019, with respect to the consolidated financial statements and the effectiveness of internal control over financial reporting included in this annual report on Form 40-F.

We also consent to the incorporation by reference of such reports in the Registration Statement on Form F-3 (No. 333-219338) of Pembina Pipeline Corporation.

/s/ KPMG LLP

Chartered Professional Accountants

February 21, 2019
Calgary, Canada